                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of October 2005


                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F      X              Form 40-F
                -----------                   -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes                           No               X
                 -----------                   ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-              .)
                                      --------------

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  BANCOLOMBIA S.A.
                                    (Registrant)


Date: October 11, 2005        By  /s/ JAIME ALBERTO VELASQUEZ B.
                                 ----------------------------------
                                      Name:  Jaime Alberto Velasquez B.
                                      Title: Vice President of Finance

[BANCOLOMBIA LOGO]                                                         CIB
                                                                          LISTED
                                                                           NYSE

          BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS $554,500
                  MILLION DURING THE FIRST NINE MONTHS OF 2005

MEDELLIN, COLOMBIA. OCTOBER 11, 2005

BANCOLOMBIA reported accumulated unconsolidated net income of Ps $554,500 million as of September 30, 2005. For the first nine months of 2005, the total net interest, including investment securities amounted to Ps $1,254,461 million. Additionally, total net fees and income from services amounted to Ps $393,389 million.

Total assets amounted to Ps 22.02 trillion in September 2005, total deposits totaled Ps 13.45 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps 3.05 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 3.84% as of September 30, 2005, and the level of allowance for past due loans was 117.61%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in September 2005 was as follows: 17.4% of total deposits, 21.9% of total net loans, 17.4% of total savings accounts, 17.9% of total checking accounts and 16.7% of total time deposits.

*This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.


Contacts
Sergio Restrepo          Jaime A. Velasquez        Mauricio Botero
Executive VP             Financial VP              IR Manager
Tel.: (574) 3120332      Tel.: (574) 5108666       Tel.: (574) 5108866

                                                              [BANCOLOMBIA LOGO]

                                                                  SEPTEMBER 2005

BANCOLOMBIA S.A.                                                                           GROWTH
BALANCE SHEET                                                         AS OF              SEP05/AUG05
(Ps Millions)                                                  AUG-05      SEP-05        $        %
                                                             ----------  ----------  --------  -------
ASSETS
Cash and due from banks                                       1.032.168     866.591  -165.577  -16,04%
Overnight funds sold                                             38.249      68.944    30.695   80,25%
TOTAL CASH AND EQUIVALENTS                                    1.070.417     935.535  -134.882  -12,60%
------------------------------------------------------------------------------------------------------
DEBT SECURITIES                                               5.688.215   6.024.510   336.295    5,91%
Trading                                                       3.125.315   3.701.030   575.715   18,42%
Available for Sale                                            1.608.088   1.360.557  -247.531  -15,39%
Held to Maturity                                                954.812     962.923     8.111    0,85%
EQUITY SECURITIES                                               769.321     930.966   161.645   21,01%
Trading                                                          16.157     133.574   117.417  726,73%
Available for Sale                                              753.164     797.392    44.228    5,87%
Market value allowance                                          -37.729     -37.729         0    0,00%
NET INVESTMENT SECURITIES                                     6.419.807   6.917.747   497.940    7,76%
------------------------------------------------------------------------------------------------------
Commercial loans                                              9.548.035   9.492.854   -55.181   -0,58%
Consumer loans                                                1.933.457   1.999.904    66.447    3,44%
Small business loans                                             97.110      98.620     1.510    1,55%
Mortgage loans                                                1.466.620   1.475.421     8.801    0,60%
Allowance for loans and financial leases losses                -562.980    -586.765   -23.785    4,22%
NET TOTAL LOANS AND FINANCIAL LEASES                         12.482.242  12.480.034    -2.208   -0,02%
------------------------------------------------------------------------------------------------------
Accrued interest receivable on loans                            162.539     153.038    -9.501   -5,85%
Allowance for accrued interest losses                           -12.053     -11.433       620   -5,14%
NET TOTAL INTEREST ACCRUED                                      150.486     141.605    -8.881   -5,90%
------------------------------------------------------------------------------------------------------
Customers' acceptances and derivatives                           61.649      94.139    32.490   52,70%
Net accounts receivable                                         168.523     152.396    16.127   -9,57%
Net premises and equipment                                      336.467     344.639     8.172    2,43%
Foreclosed assets                                                44.592      36.096    -8.496  -19,05%
Prepaid expenses and deferred charges                            36.907       9.345   -27.562  -74,68%
Goodwill                                                         58.508      56.621    -1.887   -3,23%
Other                                                           174.210     173.560      -650   -0,37%
Reappraisal of assets                                           688.009     678.162    -9.847   -1,43%
------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                 21.691.817  22.019.879   328.062    1,51%
------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                          2.734.551   2.806.772    72.221    2,64%
Checking accounts                                             2.434.538   2.433.865      -673   -0,03%
Other                                                           300.013     372.907    72.894   24,30%
------------------------------------------------------------------------------------------------------
INTEREST BEARING                                             10.452.922  10.647.091   194.169    1,86%
Checking accounts                                               171.957     191.186    19.229   11,18%
Time deposits                                                 3.506.498   3.179.636  -326.862   -9,32%
Savings deposits                                              6.774.467   7.276.269   501.802    7,41%
------------------------------------------------------------------------------------------------------
TOTAL DEPOSITS                                               13.187.473  13.453.863   266.390    2,02%
Overnight funds                                                 961.198     539.117  -422.081  -43,91%
Bank acceptances outstanding                                     43.868      56.584    12.716   28,99%
Interbank borrowings                                          1.173.127   1.376.618   203.491   17,35%
Borrowings from domestic development banks                      881.401     874.960    -6.441   -0,73%
Accounts payable                                                554.716     722.305   167.589   30,21%
Accrued interest payable                                        135.953     133.028    -2.925   -2,15%
Other liabilities                                               203.613     197.676    -5.937   -2,92%
Bonds                                                         1.306.355   1.292.140   -14.215   -1,09%
Accrued expenses                                                305.870     319.492    13.622    4,45%
------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                            18.753.574  18.965.783   212.209    1,13%
------------------------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                                  363.914     363.914         0    0,00%
------------------------------------------------------------------------------------------------------
RETAINED EARNINGS                                             1.330.746   1.415.800    85.054    6,39%
Appropriated                                                    861.300     861.300         0    0,00%
Unappropriated                                                  469.446     554.500    85.054   18,12%
------------------------------------------------------------------------------------------------------
REAPPRAISAL AND OTHERS                                        1.145.335   1.180.111    34.776    3,04%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES                 98.248      94.271    -3.977   -4,05%
------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                                    2.938.243   3.054.096   115.853    3,94%
------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                   21.691.817  22.019.879   328.062    1,51%
------------------------------------------------------------------------------------------------------

                                                              [BANCOLOMBIA LOGO]

                                                                  SEPTEMBER 2005

BANCOLOMBIA S.A.
INCOME STATEMENT                                              ACCUMULATED             MONTH         VARIATION
(Ps Millions)                                           ----------------------  ------------------  ---------
                                                          AUG-05      SEP-05     AUG-05    SEP-05       %
                                                        ----------  ----------  --------  --------  ---------
INTEREST INCOME AND EXPENSES
Interest on loans                                       1.152.144   1.303.544   149.322   151.400       1,39%
Interest on investment securities                         418.802     544.594    46.035   125.792     173,25%
Overnight funds                                            13.881      15.830     2.444     1.949     -20,25%
TOTAL INTEREST INCOME                                   1.584.827   1.863.968   197.801   279.141      41,12%
-------------------------------------------------------------------------------------------------------------
Interest expense
Checking accounts                                           3.798       4.390       513       592      15,40%
Time deposits                                             191.638     212.305    21.776    20.667      -5,09%
Savings deposits                                          158.758     178.716    20.872    19.958      -4,38%
TOTAL INTEREST ON DEPOSITS                                354.194     395.411    43.161    41.217      -4,50%
-------------------------------------------------------------------------------------------------------------
Interbank borrowings                                       30.310      35.021     4.724     4.711      -0,28%
Borrowings from domestic development banks                 50.143      55.853     5.865     5.710      -2,64%
Overnight funds                                            33.898      36.358     2.786     2.460     -11,70%
Bonds                                                      77.869      86.864     9.556     8.995      -5,87%
TOTAL INTEREST EXPENSE                                    546.414     609.507    66.092    63.093      -4,54%
-------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                     1.038.413   1.254.461   131.709   216.048      64,03%
Provision for loan and accrued interest losses, net       (83.668)   (107.430)   (6.608)  (23.762)    259,59%
Recovery of charged-off loans                              40.619      43.927     5.238     3.308     -36,85%
Provision for foreclosed assets and other assets          (40.531)    (47.831)   (4.945)   (7.300)     47,62%
Recovery of provisions for foreclosed assets and other     28.626      30.047     4.029     1.421     -64,73%
  assets
-------------------------------------------------------------------------------------------------------------
TOTAL NET PROVISIONS                                      (54.954)    (81.287)   (2.286)  (26.333)   1051,92%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
  AND ACCRUED INTEREST LOSSES                             983.459   1.173.174   129.423   189.715      46,59%
-------------------------------------------------------------------------------------------------------------
Commissions from banking services and other services       39.081      44.757     4.244     5.676      33,74%
Electronic services and ATM's fees, net                    72.277      78.771     7.258     6.494     -10,53%
Branch network services, net                               31.307      35.643     4.432     4.336      -2,17%
Collections and payments fees, net                         36.873      41.683     4.907     4.810      -1,98%
Credit card merchant fees, net                              6.176       7.387       716     1.211      69,13%
Credit and debit card fees, net                           135.083     152.967    17.647    17.884       1,34%
Checking fees, net                                         36.122      40.939     4.843     4.817      -0,54%
Check remittance, net                                       6.785       7.723       972       938      -3,50%
International operations, net                              16.323      18.017     2.005     1.694     -15,51%
TOTAL FEES AND OTHER SERVICE INCOME                       380.027     427.887    47.024    47.860       1,78%
-------------------------------------------------------------------------------------------------------------
Other fees and service expenses                           (30.134)    (34.498)   (4.863)   (4.364)    -10,26%
TOTAL FEES AND INCOME FROM SERVICES, NET                  349.893     393.389    42.161    43.496       3,17%
-------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME
Net foreign exchange gains                                (54.442)    (63.263)   (1.628)   (8.821)    441,83%
Forward contracts in foreign currency                     108.650     124.064     9.746    15.414      58,16%
Dividend income                                            99.997      99.997        24         -    -100,00%
Communication, rent payments and others                     1.119       1.255       144       136      -5,56%
TOTAL OTHER OPERATING INCOME                              155.324     162.053     8.286     6.729     -18,79%
-------------------------------------------------------------------------------------------------------------
TOTAL INCOME                                            1.488.676   1.728.616   179.870   239.940      33,40%
OPERATING EXPENSES
Salaries and employee benefits                            332.045     378.088    42.655    46.043       7,94%
Bonus plan payments                                         7.146      12.016     2.378     4.870     104,79%
Compensation                                                5.102       5.849       591       747      26,40%
Administrative and other expenses                         438.919     505.901    64.673    66.982       3,57%
Deposit security, net                                      32.980      37.695     1.990     4.715     136,93%
Donation expenses                                             397         410        15        13     -13,33%
Depreciation                                               42.053      48.870     5.344     6.817      27,56%
TOTAL OPERATING EXPENSES                                  858.642     988.829   117.646   130.187      10,66%
-------------------------------------------------------------------------------------------------------------
NET OPERATING INCOME                                      630.034     739.787    62.224   109.753      76,38%
Merger expenses                                            26.705      30.576     3.766     3.871       2,79%
Goodwill amortization Banco de Colombia                    15.099      16.986     1.887     1.887       0,00%
NON-OPERATING INCOME (EXPENSE)
Other income                                               32.323      34.605     3.638     2.282     -37,27%
Other expense                                             (44.246)    (55.089)   (4.665)  (10.843)    132,43%
TOTAL NON-OPERATING INCOME                                (11.923)    (20.484)   (1.027)   (8.561)    733,59%
INCOME BEFORE INCOME TAXES                                576.307     671.741    55.544    95.434      71,82%
Income tax expense                                        106.861     117.241        88    10.380   11695,45%
-------------------------------------------------------------------------------------------------------------
NET INCOME                                                469.446     554.500    55.456    85.054      53,37%
-------------------------------------------------------------------------------------------------------------